SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) of the
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

For the fiscal year ended December 24, 2004

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 001-08140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             THE FLEMING 401(k) PLAN
                         5801 North Broadway, Suite 100
                          Oklahoma City, Oklahoma 73118

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FLEMING COMPANIES, INC.
                         5801 North Broadway, Suite 100
                          Oklahoma City, Oklahoma 73118

                    The Fleming 401(k) Plan (in liquidation)

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm .....................3

Financial Statements

  Statements of Net Assets Available for Benefits, December 24, 2004
    and December 26, 2003 ...................................................4

  Statements of Changes in Net Assets Available for Benefits, Year Ended
    December 24, 2004 .......................................................5

  Notes to Financial Statements .............................................6

Supplemental Schedule

  Schedule of Assets Held for Investment Purposes, December 24, 2004 .......12

             Report of Independent Registered Public Accounting Firm


Plan Sponsor and Trustee
The Fleming 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Fleming 401(k) Plan as of December 24, 2004 and December 26, 2003, and the related statement of changes in net assets available for benefits for the year ended December 24, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Board of Directors of Fleming Companies, Inc., the Plan's sponsor, adopted resolutions on October 15, 2003 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis; however, such change had no effect on the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Fleming 401(k) Plan as of December 24, 2004 and December 26, 2003, and the changes in net assets available for benefits for the year ended December 24, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP

Oklahoma City, Oklahoma
June 30, 2005

                    The Fleming 401(k) Plan (in liquidation)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       December 24,  December 26,
                                                          2004          2003
                                                      ------------   ------------
ASSETS
    Investments                                       $    386,640   $204,753,498

    Receivables
       Participant contributions                                 -            926
       Accrued interest, dividends and other                     -              5
                                                      ------------   ------------
                                                                              931

    Cash
                                                                 -          1,828
                                                      ------------   ------------

                  Total assets                             386,640    204,756,257

LIABILITIES
    Excess contribution payable                                  -        239,292
                                                      ------------   ------------


                  NET ASSETS AVAILABLE FOR BENEFITS   $    386,640   $204,516,965
                                                      ============   ============

         The accompanying notes are an integral part of this statement.

                    The Fleming 401(k) Plan (in liquidation)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 24, 2004
Additions
    Participant contributions                            $      44,598
    Interest and dividend income                               302,234
    Net appreciation in fair value of investments            2,461,666
                                                         -------------
                                                             2,808,498
                                                         -------------
Deductions
    Benefits paid to participants                          162,181,403
    Administrative fees                                         46,861
                                                         -------------
                                                           162,228,264
                                                         -------------

                  Net decrease before transfers           (159,419,766)

Net transfers to other plans                                44,710,559
                                                         -------------

                  NET DECREASE                            (204,130,325)

Net assets available for benefits at beginning of year     204,516,965
                                                         -------------

Net assets available for benefits at end of year         $     386,640
                                                         =============

         The accompanying notes are an integral part of this statement.

                    The Fleming 401(k) Plan (in liquidation)

                          NOTES TO FINANCIAL STATEMENTS

                     December 24, 2004 and December 26, 2003


NOTE A - DESCRIPTION OF PLAN

     On October 15, 2003, the Board of Directors of the Plan Sponsor (Fleming Companies, Inc.) adopted resolutions to terminate The Fleming 401(k) Plan (the "Plan") effective January 31, 2004 and, as a result, all participants became fully vested in their benefits under the Plan as of January 31, 2004. In October 2003, participants were notified of the Plan's termination.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan, established in 1980, and amended and restated at various times, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was designed to provide retirement benefits to eligible employees of Fleming Companies, Inc. and its subsidiaries (the "Company").

     The Plan provides for the appointment of a committee responsible for Plan administration. Historically, that committee was the Retirement Committee of Fleming Companies, Inc. However, as a result of the bankruptcy reorganization efforts and management departures, the Retirement Committee has not met since December 18, 2002. Subsequent to the bankruptcy filing, all Plan amendments were approved by the Finance Committee of the Board of Directors. See Note H.

     In January 2004, assets totaling approximately $44.7 million, relating to the employees of the convenience distribution business, were transferred into a separate 401(k) plan established for the benefits of employees of the convenience distribution business. As contemplated by and required under the Plan of Reorganization, described in Note H, the convenience distribution business became part of the Reorganized Debtor, defined in the Plan of Reorganization, which continues as an ongoing business.

     Partial Plan terminations occurred during 2003 due to the Company's bankruptcy restructuring in 2003. Participants who were affected by the partial Plan terminations became fully vested in Company contributions in their account.

     Prior to January 31, 2004, employees were eligible to participate in the Plan after achieving three months of service and attaining 21 years of age, or participation in a prior plan. Through January 31, 2004, participants could have made deferrals of compensation contributions in accordance with the provisions of Internal Revenue Code (the "Code") section 401(k) of at least 1%, but not more than 25%, of the participant's compensation, subject to certain limitations. Participant deferral accounts are 100% vested. No contributions were made by the Company for the 2004 Plan year. Prior to the termination of the Plan, a participant was 100% vested in the Company's contribution after three years of credited service.

     Due to the Company's bankruptcy reorganization, for 2004 and 2003 the Company eliminated its obligation to make Company matching and other annual contributions.

     Until all assets are distributed from the Plan, separate accounts will be maintained for each remaining participant. Accounts are classified as follows:

     o Accounts attributable to Company contributions and related investment earnings.
     o Accounts attributable to contributions by participants under section 401(k) of the Code and related investment earnings.
     o Accounts attributable to contributions by participants on an after-tax basis and related investment earnings.

     Prior to January 31, 2004, participants or beneficiaries, with certain limitations, could have borrowed from their vested accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Each loan was collateralized by the balance in the borrower/participant's accounts and accrued interest at rates that, at December 24, 2004, were 5.75% and 6.5%, and at December 26, 2003, ranged from 5.0% to 11.5%. Loans mature at various dates; however, all loans become due and payable upon distribution of the borrower/participant's accounts.

     Benefits of the Plan are payable upon reaching normal retirement, early retirement or termination of employment, or in the event of death or disability. Lump-sum distributions are the only distribution option available.

     Historically, upon termination of a participant's employment with the Company, the nonvested portion of the Company contribution was forfeited. Forfeitures were used first to pay Plan expenses and then to reduce future Company contributions. At December 24, 2004, the forfeiture account balance totaled approximately $39,000 which will be used to pay Plan expenses with any remaining balance paid to participants actively employed during 2004.

     Until an account is distributed, participants may direct the investments of their accounts into various investment funds. Participants should refer to the information provided by Fidelity Management Trust Company for a complete description of the investment options.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

     A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

     1.   Plan Year End

     The Plan's fiscal year ends on the Friday before the last Saturday in December.

     2.   Basis of Accounting

     The financial statements have been prepared using the accrual method of accounting. As discussed in Note A, during 2003, the Plan was terminated and currently is in the process of liquidating. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis. Because plan assets and liabilities are very liquid and short-term in nature and were carried at fair values, changing to the liquidation basis had no effect on the realizability or carrying amounts of the assets and liabilities and had no effect on the financial statements.

     3.   Investments

     Mutual funds are stated at net asset value as determined based on the closing market prices of the underlying investments held. Investments in shares of collective trust funds are valued at their estimated fair values, as determined in good faith by the trustee. Corporate common stocks are valued based upon quoted market prices. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     4.   Cash

     The Plan maintains its cash in accounts which may not be federally insured. The Plan has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash.

     5.   Administrative Fees

     Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded as administrative fees.

     6.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.


NOTE C - INVESTMENTS

     The Plan's investments are held by Fidelity Management Trust Company ("Fidelity"). The following is a schedule of investments by type at:

                                                   December 24, 2004   December 26, 2003
                                                   -----------------   -----------------
Mutual funds                                       $    357,640         $178,335,200
Collective trust funds                                    1,896           21,908,659
Corporate common stock - Fleming Companies, Inc.              -                  477
Participant loans                                        27,104            4,509,162
                                                   ------------         ------------

                                                   $    386,640         $204,753,498
                                                   ============         ============


     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at:

                                                             December 24, 2004                   December 26, 2003
                                                             -----------------                   -----------------
                                                         Number              Fair            Number             Fair
                                                        of shares            value          of shares           value
                                                        ---------            -----          ---------           -----
     Fidelity Contrafund                                   1,027           $58,260          260,816       $12,871,283
     Fidelity Equity Income Fund                             721            38,034          290,568        14,455,767
     Fidelity Magellan Fund                                  448            46,473          434,161        42,434,890
     Fidelity Managed Income Portfolio                        <F1>              <F1>     21,908,659        21,908,659
     Fidelity Puritan Fund                                 1,776            33,669        1,116,362        20,619,201
     Fidelity Retirement Money Market Portfolio           71,568            71,568       21,385,189        21,385,189
     Pimco Total Return, Institutional Class               2,524            26,932        1,061,447        11,368,093
     Fidelity Diversified International Fund                  <F1>              <F1>        501,550        12,097,389
     Pimco RCM Large Cap Growth                            1,752            22,284        1,093,491        13,056,278
     Fidelity Low Priced Stock Fund                          569            22,919               <F1>              <F1>
     Participant Loans                                         -            27,014                -                <F1>
____________________

<F1>
     Less than 5% in reported year.


NOTE C - INVESTMENTS - CONTINUED

     The following table presents the net appreciation (including gains and losses on investments bought and sold, as well as held during the year) by type of investment for the year ended December 24, 2004:

     Mutual funds                                         $2,452,035
     Corporate common stock - Fleming Companies, Inc.          9,631
                                                          ----------
                                                          $2,461,666
                                                          ==========


NOTE D - TAX STATUS

     The Internal Revenue Service has determined and informed the Company in a letter dated March 26, 2003 that the Plan, as amended on November 2, 2001, meets the requirements of section 401(a) of the Code and that the Plan's related trust is tax-exempt under section 501(a) of the Code.

     However, effective January 1, 2002, the Plan was amended and restated. The Company has not yet received a determination letter from the Internal
     Revenue Service for the amended and restated Plan. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.


NOTE E - REFUNDS

     The Plan approved refunds of $239,292 of excess contributions to highly compensated members in 2003. Refunds were necessary in order to satisfy the actual deferral percentage limitation and the actual contribution percentage limitation under IRC section 401(m) for the year ended December 26, 2003. The Code requires these refunds be made prior to the end of the following year. These refunds were made within the first four months after December 26, 2003. No refunds of excess contributions were required for 2004.


NOTE F - RELATED PARTY TRANSACTIONS

     Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


NOTE G - REGULATORY MATTERS

     By letter dated March 6, 2003, the Employee Benefits Security Administration of the United States Department of Labor (the "DOL") confirmed to the Company that it had initiated an investigation of certain of the retirement plans (including the Plan) sponsored by the Company (collectively, the "Retirement Plans") pursuant to the authority provided by Section 504 of ERISA. The investigation consisted of interviews and the review of records of the Retirement Plans.

     The Company has provided access to and copies of documents requested by the DOL. The Company has not received any formal results or finding from the DOL with respect to its investigation.


NOTE H - PLAN SPONSOR BANKRUPTCY / SEC INVESTIGATION

     On April 1, 2003, Fleming Companies, Inc. and certain of its affiliates (collectively, the "Debtors") filed for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On July 27, 2004, the Bankruptcy Court entered an order confirming the Debtors and the Official Committee of Unsecured Creditors Third Amended Joint Plan of Reorganization (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, among other things, the Debtors' cases were substantively consolidated and sponsorship of the Plan was transferred to and assumed by the Post Confirmation Trust created pursuant to the Plan of Reorganization.

     The Company was the subject of an investigation by the Securities and Exchange Commission (the "SEC") relating to certain accounting transactions and practices during the years 2001 and 2002 which may have involved certain members of management or employees who had significant roles in internal controls of Fleming Companies, Inc. On September 14, 2004, the SEC announced the settlement of enforcement proceedings against the Company for securities fraud and other violations arising from material earnings overstatements during late 2001 and the first half of 2002. Under the settlement of the enforcement proceedings, the Company consented to administrative orders to cease and desist from such violations and no fines or other monetary penalties were assessed against the Company.


                    The Fleming 401(k) Plan (in liquidation)

            SCHEDULE H, LINE 4i - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 24, 2004
      Identity of issuer, borrower, lessor                          Current
or similar party; description of investment      Units      Cost     value
-------------------------------------------      -----      ----     -----
Fidelity investments*
    Puritan Fund                                 1,776       **    $  33,669
    Magellan Fund                                  448       **       46,473
    Contrafund                                   1,027       **       58,260
    Equity Income Fund                             721       **       38,034
    Low-Priced Stock Fund                          569       **       22,919
    Diversified International Fund                 529       **       15,150
    Freedom 2020 Fund                              183       **        2,553
    Retirement Money Market Portfolio           71,568       **       71,568
    Managed Income Portfolio                     1,896       **        1,896
    Spartan US Equity Index Fund                   426       **       18,256
                                                                   ---------
                  Total Fidelity investments                         308,778
Pimco High Yield Fund, Administrative Class         93       **          932
Pimco Total Return, Institutional Class          2,524       **       26,932
Pimco RCM Large Cap Growth                       1,752       **       22,284
Templeton Developing Markets, A                     38       **          700

Participant loans* (1)                                                27,014
                                                                   ---------

TOTAL                                                              $ 386,640
                                                                   =========
_______________

*Party in interest
**Cost omitted for participant-directed investments

(1) Participant loans, at rates of 5.75% and 6.5% and maturity dates in 2005 and 2007, become due and payable upon distribution of the borrower/ participant's accounts. Distribution of all loans occurred in 2005.

                                   SIGNATURES

     THE FLEMING 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE FLEMING 401(k) PLAN


Date:  July 7, 2005                     By:  STEVE S. EATON
                                             Steve S. Eaton, Designate of the
                                             Fleming Companies, Inc. Post
                                             Confirmation Trust